

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Via U.S. Mail and Facsimile (404) 240-6520

Mail Stop 4631

February 12, 2010

Robert P. Sinclair
Vice President, Corporate Controller
Aaron's, Inc.
309 E. Paces Ferry Road, N.E.
Atlanta, Georgia 30305-2377

> **Re: Aaron Rents, Inc.**
> **Form 10-K**
> **Filed March 2, 2009**
> **File No. 1-13941**

Dear Mr. Sinclair:

We have completed our review of your Form 10-K for the fiscal year ended December 31, 2008, and related filings, and have no further comments at this time.

Sincerely,

Pamela Long
Assistant Director

Cc: David Eaton (*via facsimile 404/541-3188*)
Kilpatrick Stockton LLP
1100 Peachtree Street
Atlanta, GA 30309